The information in this preliminary prospectus supplement and the accompanying prospectus relates to an effective registration statement under the Securities Act of 1933, as amended, but the information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Exhibit 99.6

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE
WARRANT OFFERINGS]1

SUBJECT TO COMPLETION, DATED [           ], 20[  ]

[PRELIMINARY] PROSPECTUS SUPPLEMENT
(to Prospectus dated [           ], 20[  ])

Warrants to Purchase Up to
[Type of Security]

Harris & Harris Group, Inc.

Harris & Harris Group, Inc.®, is an internally managed non-diversified closed-end management investment company that has elected to be treated as a business development company (a “BDC”) under the Investment Company Act of 1940 (the “1940 Act”). For tax purposes, we have elected to be treated as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We focus on making investments in transformative companies enabled by disruptive science, particularly ones that are enabled by BIOLOGY+. We define our investment focus of BIOLOGY+ as investments in interdisciplinary life science companies where biology innovation is intersecting with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics. Our investment objective is to achieve long-term capital appreciation by making venture capital investments. We define venture capital investments as the money and resources made available to privately held and publicly traded small businesses that we believe have exceptional growth potential. Our investment approach is comprised of an examination of available opportunities, thorough due diligence and close involvement with and assistance provided to management of our portfolio companies. We are overseen by our Board of Directors and managed by our officers and have no external investment adviser.

We are offering for sale warrants to purchase up to [type of security]. Each warrant entitles the holder to purchase [type of security].

Our common stock is traded on the Nasdaq Global Market under the symbol “TINY.” On [           ], 20[  ], the last reported sales price on the NASDAQ Global Market for our common stock was $[    ] per share. We are required to determine the net asset value per share of our common stock on a quarterly basis. The net asset value per share of our common stock as of [           ], 20[  ] was $[    ].

Investing in our warrants involves a high degree of risk, and should be considered highly speculative. In particular, shares of closed-end investment companies, including BDCs, such as our company, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in this offering.

In addition, the companies in which we invest are subject to special risks. For example, a substantial portion of our portfolio consists of investments in preferred stock and bridge loans that are not rated by rating agencies and would likely be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” and “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Before investing in our warrants, you should read the discussion of the material risks of investing in our warrants in “Supplementary Risk Factors” on page S-8 of this prospectus supplement and “Risk Factors” on page 17 of the accompanying prospectus, including the risk of leverage and dilution, before investing in our warrants.

This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in our warrants. Please read this prospectus supplement and the accompanying prospectus before investing in our warrants and keep each for future reference. We are required to file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission the (“SEC”). This information will be available free of charge by contacting us at Harris & Harris Group, Inc., 1450 Broadway, 24th Floor, New York, NY 10018, by telephone at (212) 582-0900, or on our website at http://www.hhvc.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus. The SEC also maintains a website at http://www.sec.gov that contains information about us.

Neither the SEC nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted. Prospective investors should assume that the information appearing in this prospectus supplement or the accompanying prospectus is accurate only as of the respective date of each. Our business, financial condition, results of operations and prospects may have changed since those dates.

	Per Warrant		Total
Public Offering Price	$	[ ]	$	[ ]
Sales Load (Underwriting Discounts and Commissions)	$	[ ]	$	[ ]
Proceeds to Harris & Harris Group (before expenses)	$	[ ]	$	[ ]

[In addition, the underwriters may purchase up to an additional [    ] warrants from us at the public offering price, less the underwriting discount, within [    ] days of the date of this prospectus supplement to cover overallotments. If the underwriters exercise this option in full, the total public offering price will be $[    ], the total underwriting discount (sales load) paid by us will be $[    ], and total proceeds, before expenses, will be $[    ].]

The underwriters expect to deliver the warrants on or about [           ], 20[  ].

Prospectus Supplement dated [           ], 20[  ].

[1]	In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document contains two parts. The first part is the prospectus supplement, which describes the terms of this offering of warrants and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information and disclosure. To the extent the information contained in this prospectus supplement differs from or is additional to the information contained in the accompanying prospectus, you should rely only on the information contained in this prospectus supplement. In particular, this prospectus supplement includes updated risk factors, financial data, portfolio holdings and their respective valuations, and other disclosure that is tailored to address the pertinent market and other conditions that are currently prevalent. Please carefully read this prospectus supplement and the accompanying prospectus together with the additional information described under the headings “Available Information” and “Supplementary Risk Factors” included in this prospectus supplement and “Available Information” and “Risk Factors” in the accompanying prospectus before investing in our warrants.

You should rely on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any dealer, salesman or other person to provide you with different information or to make representations as to matters not stated in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the respective front cover of this prospectus supplement and the accompanying prospectus. We will amend or supplement this prospectus supplement and the accompanying prospectus in the event of any material change to the information contained herein during the distribution period.

SUMMARY

The following summary contains basic information about the offering of our warrants pursuant to this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that is important to you. For a more complete understanding of the offering of our warrants pursuant to this prospectus supplement, we encourage you to read this entire prospectus supplement and the accompanying prospectus, and the documents to which we have referred in this prospectus supplement and the accompanying prospectus. Together, these documents describe the specific terms of the warrants we are offering. You should carefully read the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in the accompanying prospectus and any updates or additions to those sections included in this prospectus supplement.

Except where the context suggests otherwise, the terms “Harris & Harris,” “Company,” “us,” “our” and “we” refer to Harris & Harris Group, Inc.® “Harris & Harris Group, Inc.” is a registered service mark. This prospectus supplement and the accompanying prospectus also include trademarks owned by other persons.

Overview

We are an internally managed non-diversified closed-end venture capital company that builds transformative companies from disruptive science. We have elected to be regulated as a BDC under the 1940 Act. For tax purposes, we have elected to be treated as a RIC under Subchapter M of the Code. We were incorporated under the laws of the state of New York in August 1981. Our investment objective is to achieve long-term capital appreciation by making venture capital investments. Generation of current income is a secondary objective. We define venture capital investments as the money and resources made available to privately held and publicly traded small businesses that we believe have exceptional growth potential. Our investment approach is comprised of a patient examination of available opportunities, thorough due diligence and close involvement with management of our portfolio companies. As a venture capital company, we invest in and offer managerial assistance to our portfolio companies, many of which, in our opinion, have significant potential for growth. We are overseen by our Board of Directors and managed by our officers and have no external investment adviser.

Our business model is simple. We help build transformative companies by being the first investors, building value in these companies over a multi-year period, realizing returns from our investments through acquisitions or initial public offerings (“IPOs”), and reinvesting some of the returns on our investments into new portfolio companies that can drive future growth. We believe our evergreen structure is a competitive advantage over traditional, time-limited venture capital private partnerships as most of those entities do not have permanent capital to invest in portfolio companies. We believe we are a unique company with our focus on being actively involved investors in the formation and building of early-stage companies founded on disruptive science as a liquid, publicly traded company.

Our investment focus has two primary characteristics: (1) we found, incubate and help build transformative companies from disruptive science and (2) we focus on BIOLOGY+ companies. We define our investment focus of BIOLOGY+ as investments in interdisciplinary life science companies where biology innovation is intersecting with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics. We focus on this intersection because we believe interdisciplinary innovation will be required in order to address many of the life science challenges of the future. As of [           ], 201[ ], [    ]% of the value of our venture capital portfolio is invested in BIOLOGY+ companies. Since 2008, more than 80% of our initial investments have been in BIOLOGY+ companies. Our focus on BIOLOGY+ is not a fundamental policy, and we will not be required to give notice to shareholders prior to making a change from this focus.

To the investor, we offer:

•	an established firm with a positive track record of investing in venture capital-backed companies as further discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments and Current Investment Pace” on page [ ] of this prospectus supplement and page 58 of the accompanying prospectus;

•	a team of professionals, including five full-time members of management, four of whom are designated as Managing Directors: Douglas W. Jamison, Daniel B. Wolfe, Misti Ushio and Alexei A. Andreev, to evaluate and monitor investments. These four professionals collectively have expertise in venture capital investing, intellectual property and BIOLOGY+-related disciplines;
•	access to disruptive science-enabled companies, particularly ones that are enabled by BIOLOGY+ that would otherwise be difficult to access or inaccessible for most current and potential shareholders;
•	an existing portfolio of companies at varying stages of maturity that provide for a potential pipeline of investment returns over time;
•	access to a vehicle that can invest opportunistically in a range of types of securities to take advantage of market inefficiencies;
•	access to venture capital investments in a vehicle that, unlike private venture capital firms, has permanent capital, is transparent and is liquid.

We have demonstrated that we have the ability to discover, diligence, invest, build and realize gains in transformative companies built from disruptive science. We spend a tremendous amount of time with these companies, often playing managerial roles in the earliest stages of their development. Our technical knowledge is important at this stage. Our success in building management teams and focusing on key market opportunities is critical at this stage. As these companies develop, we continue to invest in them, and we invite other investors with complementary skill-sets to invest and add value. In many of these companies, there is a round of capital that has an asymmetrical or outsized return potential compared to other rounds. By being in the companies early, and by recognizing this opportunity, we believe we have the potential to deliver outsized returns even though the investment time period may be long. We also believe we have an investment thesis and an interdisciplinary team that are difficult to replicate and give us a competitive advantage.

We identify investment opportunities primarily through three channels:

•	our involvement in BIOLOGY+-related fields;
•	research institutions, universities, and corporations that seek to transfer their scientific discoveries to the private sector; and
•	referrals from our portfolio companies; and

We review over 300 business opportunities per year, of which:

•	about 30% will qualify for an initial presentation;
•	about 5 – 10% will become the subject of formal due diligence; and
•	less than 2% will be voted upon by our investment team.

BIOLOGY+

Currently, we plan to focus all our efforts on building new companies enabled by our BIOLOGY+ thesis. The slide below identifies five fields within BIOLOGY+ that we are actively involved with and where we are continuing to look for future investment opportunities. A defining feature of our interdisciplinary team and our BIOLOGY+ focus is that many of these companies may intersect other areas of our interest as well.

There are very few people and very few venture capital firms still in existence that have the expertise to find, incubate and build these types of companies. The disruptive science comes from leading laboratories at premier research institutions. It takes time, experience and often partnerships with leading, global scientific companies to bring the technology to market. Our team, with scientific backgrounds in chemistry, biochemical engineering, physics, genetics and material science, is uniquely qualified to identify, diligence and invest in these opportunities.

Investment Opportunity

We believe our portfolio and the areas we are now investing in are positioned well for the critical high growth areas of the next decade and hold the potential to generate outsized returns for our shareholders in the mid and long-term. That said, realizing these returns requires that our portfolio companies and we have access to capital. The number of venture capital firms that invest in companies such as those that we seek to fund have decreased substantially in the past decade. This shift presents opportunities and challenges for us. The opportunities lie in the ability for us to dictate better terms and valuations that may lead to better returns on invested capital than otherwise might be available if the funding environment was more competitive than it is currently. The challenge is that without such capital being available from traditional funding sources and with regulatory and other structural issues in the capital markets that make it more difficult for small companies to access the public markets for capital, we are required to invest more capital than we otherwise may have been required to invest historically. While these challenges are not easy to overcome, we believe the balance of these two factors in terms of the potential for creating value for shareholders is currently weighted to the side of opportunity.

Our ability to raise capital to fund additional investments provides a number of possible benefits to our shareholders, including the following:

•	Greater number of and larger investment opportunities may be available with a larger capital base;
•	Additional capital may reduce our operating expenses per share;
•	Higher market capitalization and greater liquidity may make our common stock more attractive to investors;
•	Our ability to raise additional capital may help reduce or eliminate our stock price discount to net asset value.

[Estimated Net Asset Value

Our [           ], 20[  ] unaudited net asset value per share is estimated to be between $[    ] and $[    ]. On [           ], 20[  ], our valuation committee reviewed and made a determination with respect to the recommended fair value of our portfolio assets as of [           ], 20[  ] in accordance with our valuation policy. Our [           ], 20[  ] net asset value estimate is based on our valuation committee’s recommendation of the fair value of our portfolio investments as well as other factors, including expected operating expenses. We have provided an estimate of our [           ], 20[  ] net asset value per share because our board of directors has not yet determined our actual net asset value as of [           ], 20[  ]. The estimated [decrease/increase] in net asset value per share from [           ], 20[  ] to [           ], 20[  ] is primarily due to [    ]. Our actual net asset value for [           ], 20[  ] will be subject to the final determination by our board of directors. See “Determination of Net Asset Value” and “Risk Factors —  Because there is generally no established market in which to value our investments, our Valuation Committee’s value determinations may differ materially from the values that a ready market or third party would attribute to these investments” in the accompanying prospectus.]1

Our Corporate Information

Our principal office is located at 1450 Broadway, 24th Floor, New York, NY 10018, and our telephone number is 212-582-0900.

Recent Developments

[    ]

[1]	This disclosure may be included to the extent that an offering is conducted following the end of a fiscal quarter, for which we have not made a final determination of net asset value, if and to the extent we have sufficient information available to reliably estimate net asset value for such quarter.

THE OFFERING

This prospectus supplement sets forth certain terms of our warrants that we are offering pursuant to this prospectus supplement and supplements the accompanying prospectus that is attached to the back of this prospectus supplement. This section outlines the specific legal and financial terms of our warrants. You should read this section together with the more general description of our warrants in this prospectus supplement under the heading “Description of Our Warrants” and in the accompanying prospectus under the heading “Description of Our Warrants” before investing in our warrants. Capitalized terms used in this prospectus supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus.

Warrants Offered by Us
[ ], excluding warrants issuable pursuant to the over-allotment option granted to the underwriters
Warrants Outstanding After this Offering
[ ], excluding warrants issuable pursuant to the over-allotment option granted to the underwriters
Exercisability
Each warrant is exercisable for [number] [type of security].
Exercise Price
$[ ]
Exercise Period
The warrants will be exercisable beginning on [ ], 201[ ] and will expire on [ ], 20[ ], or earlier upon redemption. However, the warrants will only be exercisable if a registration statement relating to the [type of security] issuable upon exercise of the warrants is effective and current. We have agreed to use our best efforts to have an effective registration statement cover the [type of security] issuable upon exercise of the warrants from the date the warrants become exercisable and to maintain a current prospectus relating to such [type of security] until the warrants expire or are redeemed.
Redemption
At any time while the warrants are exercisable, we may redeem the outstanding warrants:
• in whole and not in part;
• at a price of $[ ] per warrant;
• upon a minimum of [ ] days’ prior written notice of redemption; and

•

if, and only if, the last sales price of our common stock equals or exceeds $[    ] per share for any trading days within a trading day period ending [    ] business days before we send the notice of redemption; provided that we have an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, covering the [type of security] issuable upon exercise of the warrants and a current prospectus relating to them is available on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants.

Use of Proceeds
Our net proceeds from this offering will be approximately $[ ], or $[ ] if the underwriters’ option to purchase additional warrants is exercised in full, assuming a public offering price of $[ ] per warrant, and after deducting the underwriting discount and estimated offering expenses. We plan to invest the net proceeds of this offering in portfolio companies in accordance with our investment objective and strategies described in this prospectus supplement and accompanying prospectus. We expect to invest or reserve for potential follow-on investment the net proceeds of this offering within two years from the completion. The net proceeds of this offering invested after two years will be used only for follow-on investments. Pending investment in portfolio companies, we intend to invest the net proceeds of this offering in time deposits and/or income-producing securities that are issued or guaranteed by the federal government or an agency of the federal government or a government-owned corporation, which may yield less than our operating expense ratio. We may also use the proceeds of this offering for operating expenses, including due diligence expenses on potential investments. Our portfolio companies rarely pay us dividends or interest, and we do not generate enough income from fixed income investments to meet all of our operating expenses. If we pay operating expenses from the proceeds, it will reduce the net proceeds of the offering that we will have available for investment. See “Use of Proceeds.”

SUPPLEMENTARY RISK FACTORS

Before you invest in our warrants, you should be aware of various risks, including those described below and under the section entitled “Risk Factors” beginning on page 17 of the accompanying prospectus. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus, before you decide whether to make an investment in our warrants. The risks set out below and in the accompanying prospectus are not the only risks we face. If any of the adverse events or conditions described below or in the accompanying prospectus occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value could decline, and you may lose all or part of your investment.

[If you exercise your warrants, you may be unable to sell any [type of security] you purchase at a profit.

The public trading market price of our [type of security] may decline after you elect to exercise your warrants. If that occurs, you will have committed to buy [type of security] at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of warrants you will be able to sell your [type of security] at a price equal to or greater than the exercise price.

The exercise price is not necessarily an indication of our value.

The exercise price of the warrants does not necessarily bear any relationship to any established criteria for valuation of BDCs. You should not consider the exercise price an indication of our value or any assurance of future value. After the date of this prospectus supplement, our [type of security] may trade at prices above or below the subscription price.]

[Insert any additional relevant risk factors not included in the base prospectus.]

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. The percentages included in the table reflect our net assets as of [           ], 201[ ], as adjusted to reflect completion of this offering. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus supplement and the accompanying prospectus contains a reference to fees or expenses paid by “you,” “Harris & Harris Group,” or “us” or that “we” or “Harris & Harris Group” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in Harris & Harris Group, Inc.

Stockholder transaction expenses:
Sales load(1) (as a percentage of offering price)	[ ]%
Offering expenses borne by common stockholders (as a percentage of offering price)	[ ]%(2)
Total stockholder transaction expenses (as a percentage of offering price)	[ ]%
Annual expenses (as a percentage of net assets attributable to common stock)(9):
Other Expenses	[ ]%(3)
Salaries and Benefits	[ ]%(4)
Administration and Operations	[ ]%(5)
Professional Fees	[ ]%(6)
Acquired fund fees and expenses	[ ]%(7)
Interests and fees paid in connection with borrowed funds	[ ]%(8)
Total annual expenses (estimated)	[ ]%

(1)	The underwriting discounts and commissions with respect to warrants sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering.
(2)	Amount reflects estimated offering expenses of approximately $[ ].
(3)	“Other Expenses” ($[ ]) are based upon estimates for the 12 months following completion of this offering.
(4)	“Salaries and Benefits” includes non-cash, stock-based compensation expenses. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our Board of Directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals.
(5)	“Administration and Operations” includes expenses incurred for administration, operations, rent, directors’ fees and expenses, depreciation and custodian fees.
(6)	“Professional Fees” includes legal and accounting expenses.
(7)	Amount reflects our estimated expenses for the 12 months following completion of this offering relating to the temporary investment of proceeds from this offering in money market funds pending our investment of such proceeds in portfolio companies in accordance with our investment objective and strategies described in this prospectus supplement and the accompanying prospectus.
(8)	“Interest and fees paid in connection with borrowed funds” represents interest and fee payments on borrowed funds incurred for the year ended [ ], 20[ ]. This percentage for the year ended [ ], 20[ ] was [ ]%.
(9)	“Net assets attributable to common stock” equals the weighted average net assets for 201[ ], which is approximately $[ ].

EXAMPLE

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in us. In calculating the following expense amounts, we have assumed that our borrowings and annual operating expenses would remain at the levels set forth in the table above. See Note [    ] below for additional information regarding certain assumptions regarding our level of leverage subsequent to this offering.

	1 Year		3 Years		5 Years		10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	[ ]	$	[ ]	$	[ ]	$	[ ]

*	This example includes non-cash, stock-based compensation. Excluding the non-cash, stock-based compensation, you would pay expenses of $[ ] in 1 year, $[ ] in 3 years, $[ ] in 5 years and $[ ] in 10 years, on a $1,000 investment, assuming a 5% return.

The foregoing table is to assist you in understanding the various costs and expenses that an investor in us will bear directly or indirectly. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of our securities. The above example should not be considered a representation of future expenses. Actual expenses and annual rates of return may be more or less than those assumed for purposes of the example.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This prospectus supplement and the accompanying prospectus contain forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about Harris & Harris Group, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this prospectus supplement and the accompanying prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;
•	our business prospects and the prospects of our portfolio companies;
•	the impact of investments that we expect to make;
•	our contractual arrangements and relationships with third parties;
•	the dependence of our future success on the general economy and its impact on the industries in which we invest;
•	the ability of our portfolio companies to achieve their objectives;
•	our expected financings and investments;
•	the adequacy of our cash resources and working capital; and
•	the timing of cash flows, if any, from the operations and/or monetization of our positions in our portfolio companies.

These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	an economic downturn could impair our portfolio companies’ ability to continue to operate, which could lead to the loss of some or all of our equity investments in such portfolio companies,
•	an economic downturn could disproportionately impact the market sectors in which a significant portion of our portfolio is concentrated, causing us to suffer losses in our portfolio,
•	an inability to access the equity markets could impair our investment activities,
•	interest rate volatility could adversely affect our results, particularly if we opt to use leverage as part of our investment strategy, and
•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus supplement or the accompanying prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled “Risk Factors” beginning on page 17 of the accompanying prospectus and in the section entitled “Supplementary Risk Factors” in this prospectus supplement. You should not place undue reliance on these forward-looking statements, which apply only as of the dates of this prospectus supplement and the accompanying prospectus, respectively. We assume no obligation to update any such forward-looking statements.

We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law or SEC rule or regulation. You are advised to consult any additional disclosures that we may make directly to you, including in the form of a prospectus supplement or post-effective amendment to the registration statement to which this prospectus relates, or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should understand that, under Sections 27A(b)(2)(B) of the Securities Act and Section 21E(b)(2)B of the Securities Exchange Act of 1934, as amended, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus and the accompanying prospectus supplement, if any.

CAPITALIZATION

The following table sets forth:

•	our actual cash and capitalization as of [ ], 201[ ]; and
•	our capitalization on an as-adjusted basis to reflect the sale of our warrants in this offering at an assumed public offering price of $[ ] per warrant (the last reported closing price of our common stock on [ ], 20[ ]) after deducting the underwriting discounts and commissions of approximately $[ ] and estimated offering expenses of approximately $[ ] payable by us.

This table should be read in conjunction with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements and notes thereto included in the accompanying prospectus.

As of [ ], 20[ ]
	Actual	As Adjusted
	(in thousands)	(in thousands)
Assets:
Investments at fair value	$	$
Other assets	$	$
Total assets	$	$
Liabilities:
Credit Facility	$	$
Other Liabilities	$	$
Total Liabilities	$	$
Net Assets:
Common stock, par value $0.01 per share; [ ] shares authorized, [ ] shares issued and outstanding, [ ] shares issued and outstanding, as adjusted, respectively		$
[Preferred Stock, par value $0.10 per share; [ ] shares authorized, [ ] shares issued and outstanding, [ ] shares issued and outstanding, as adjusted, respectively		$ ]
Capital in excess of par value		$
Net realized gains on investments		$
Net unrealized appreciation on investments		$
(Distributions in excess of) undistributed net investment income		$
Total Net Assets		$
Total Capitalization

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of [    ] warrants in this offering will be approximately $[    ] million, or approximately $[    ] million if the underwriters fully exercise their over-allotment option, in each case assuming a public offering price of $[    ] per warrant, after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $[    ] payable out of the proceeds of this offering.

We plan to invest the net proceeds from this offering in portfolio companies in accordance with our investment objective and strategies described in this prospectus supplement and the accompanying prospectus. We expect to invest or reserve for potential follow-on investment the net proceeds of any offering within two years from the completion of such offering. The net proceeds of this offering invested after two years will only be used for follow-on investments. Pending investment in portfolio companies, we intend to invest the net proceeds of any offering of our warrants in time deposits and/or income-producing securities that are issued or guaranteed by the federal government or an agency of the federal government or a government-owned corporation, which may yield less than our operating expense ratio. We may also use the proceeds of this offering for operating expenses, including due diligence expenses on potential investments. Our portfolio companies rarely pay us dividends or interest, and we do not generate enough income from fixed income investments to meet all of our operating expenses. If we pay operating expenses from the proceeds, it will reduce the net proceeds of the offering that we will have available for investment. We cannot assure you we will achieve our targeted investment pace. Pending such investments, we will invest the net proceeds of any such offering primarily in cash, cash equivalents, U.S. government securities and other high-quality debt investments. See “Use of Proceeds” in the accompanying prospectus.

DESCRIPTION OF OUR WARRANTS

[No] warrants are currently outstanding. Once issued, each warrant offered pursuant to this prospectus supplement and accompanying prospectus will entitle the registered holder to purchase [one] share of [type of security] at a price of $[    ] per [security], subject to adjustment as discussed below, at any time commencing [    ].

The warrants will be exercisable beginning on [    ], and will expire on [    ], or earlier upon redemption. However, the warrants will be exercisable only if a registration statement relating to the [type of security] issuable upon exercise of the warrants is effective and current. We have agreed to use our best efforts to have an effective registration statement covering [type of security] issuable upon exercise of the warrants from the date the warrants become exercisable and to maintain a current prospectus relating to such [type of security] until the warrants expire or are redeemed.

At any time while the warrants are exercisable, we may redeem the outstanding warrants:

•	in whole and not in part;
•	at a price of $[ ] per warrant;
•	upon not less than [ ] days’ prior written notice of redemption to each warrant holder; and
•	if, and only if, the reported last sale price of the [type of security] equals or exceeds $[ ] per [type of security], for any [ ] trading days within a [ ] trading day period ending on the business day prior to the notice of redemption to warrant holders, provided that we have an effective registration statement under the Securities Act covering the [type of security] issuable upon exercise of the warrants and a current prospectus relating to them is available on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants.

We have established the above conditions to our exercise of redemption rights with the intent of:

•	providing warrant holders with adequate notice of redemption, and allowing them to exercise their warrants prior to redemption at a time when there is a reasonable premium to the warrant exercise price; and
•	providing a sufficient differential between the then prevailing [type of security] price and the warrant exercise price so there is a buffer to absorb any negative market reaction to our redemption of the warrants.

The right to exercise will be forfeited unless they are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The warrants will be issued in registered form under a warrant agreement between [    ], as warrant agent, and us.

[You should review a copy of the warrant agreement for a complete description of the terms and conditions applicable to the warrants.]

The exercise price and number of [type of security] issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger, or consolidation. [However, the exercise price and number of [type of security] issuable upon exercise of the warrants will not be adjusted for issuances of [type of security] at a price below the warrant exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of [type of security] or any voting rights until they exercise their warrants and receive [type of security]. After the issuance of [type of security] upon exercise of the warrants, each holder will be entitled to one vote for each [type of security] held of record on all matters to be voted on by [security holder].

No warrants will be exercisable and we will not be obligated to issue [type of security] unless at the time a holder seeks to exercise such warrant, a registration statement relating to the [type of security] issuable upon exercise of the warrants is effective and current and the [type of security] has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the [type of security] issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the [type of security] issuable upon the exercise of the warrants is not current or if the [type of security] is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited, and the warrants may expire worthless.

No fractional [type of security] will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a [type of security], we will, upon exercise, round up or down to the nearest whole number the number of [type of security] to be issued to the warrant holder.

We are not generally able to issue and sell our common stock, or warrants to purchase common stock, at a price below our net asset value per share unless we have stockholder approval.

[PRICE RANGE OF COMMON STOCK

Our Common Stock is traded on the Nasdaq Global Market under the symbol “TINY.”

The following table sets forth for the quarters indicated, the high and low sale prices on the Nasdaq Global Market per share of our Common Stock and the net asset value and the premium or discount from net asset value per share at which the shares of Common Stock were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

	Market Price		Net Asset Value (end of period)(1)		Premium or (Discount) As % of NAV(2)
Quarter Ended	High	Low			High	Low
March 31, 2013	$3.94	$3.35	$4.11		(4.1)%	(18.5)%
June 30, 2013	3.70	3.01	4.24		(12.7)%	(29.0)%
September 30, 2013	3.23	2.95	4.18		(22.7)%	(29.4)%
December 31, 2013	3.26	2.95	3.93		(17.0)%	(24.9)%
March 31, 2014	$3.94	$2.83	$3.73		5.6%	(24.1)%
June 30, 2014	3.91	3.12	3.87		1.0%	(19.4)%
September 30, 2014	3.43	2.90	3.85		(10.9)%	(24.7)%
December 31, 2014	3.09	2.51	3.51		(12.0)%	(28.5)%
March 31, 2015	$3.85	$2.86	$3.39		13.6%	(15.6)%
April 1, 2015 through [ ], 2015	[ ]	[ ]		*	*	*

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAV per share figures shown are based on outstanding shares at the end of each period.
(2)	Calculated as the respective high or low sales price less NAV per share, divided by NAV per share.
*	Not determinable as of the date of this prospectus.

On [           ], 201[ ], the last reported sales price of our common stock was $[    ] per share. As of [           ], 20[  ], we had [    ] stockholders of record.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at premiums that are unsustainable over the long term or at a discount from net asset value are separate and distinct from the risk that our net asset value will decrease. Since our initial public offering in 1983, our shares of common stock have traded at both a discount and a premium to the net assets attributable to those shares. [As of [           ], 201[ ], our shares of common stock traded at a discount equal to approximately [    ]% of the net assets attributable to those shares based upon our $[    ] NAV per share as of [           ], 20[  ].] It is not possible to predict whether the common stock offered hereby will trade at, above, or below net asset value.

The timing and amount of our dividends, if any, will be determined by our Board of Directors. Any dividends to our shareholders will be declared out of assets legally available for distribution. We intend to focus on making capital gains-based investments from which we will derive primarily capital gains. As a consequence, we do not anticipate that we will pay dividends on a quarterly basis or become a predictable distributor of dividends, and we expect that our dividends, if any, will be much less consistent than the dividends of other BDCs that primarily make debt investments. However, if there are earnings or realized capital gains to be distributed, we intend to declare and pay a dividend at least annually.]

SELECTED FINANCIAL AND OTHER DATA

The selected financial and other data below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and in the accompanying prospectus. Financial information at and for the fiscal years ended [December 31, 2014, 2013, 2012, 2011 and 2010] is derived from our financial statements that were audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. Historical data is not necessarily indicative of the results to be expected for any future period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and in the accompanying prospectus for more information.

[Insert selected financial data]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus supplement and the accompanying prospectus. In addition to historical information, the following discussion and other parts of this prospectus supplement and the accompanying prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Supplementary Risk Factors” and “Forward-Looking Statements and Projections” appearing elsewhere in this prospectus supplement and under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus.

[Insert from most recent periodic filing]

UNDERWRITING

[    ] is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of warrants set forth opposite the underwriter’s name.

Underwriters	Number of Warrants
[ ]
Total	[ ]

The underwriting agreement provides that the obligations of the underwriters to purchase the warrants included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the warrants (other than those covered by the over-allotment option described below) if they purchase any of the warrants.

The underwriters propose to offer some of the warrants directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the warrants to dealers at the public offering price less a concession not to exceed $[    ] per warrant. The underwriting discount of $[    ] per warrant is equal to [    ]% of the initial offering price. If all of the warrants are not sold at the initial offering price, the representative may change the public offering price and other selling terms. The representative has advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

The underwriters hold an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional [    ] warrants at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering overallotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter must purchase a number of additional warrants approximately proportionate to that underwriter’s initial purchase commitment.

[We, along with each of our directors and officers, have agreed that we will not, without the prior written consent of [    ], on behalf of the underwriters, offer, pledge, sell, contract to sell or otherwise dispose of or agree to sell or otherwise dispose of, directly or indirectly or hedge [type of security] or securities convertible into or exchangeable for [type of security] for a period of [    ] days from the date of this prospectus supplement (the “Lock-up Period”), [provided, however, that we may issue and sell shares pursuant to our dividend reinvestment plan, should we adopt such a plan in the future.] [    ] in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The Lock-up Period in the preceding paragraph will be extended if (i) during the last 17 days of the Lock-up Period we issue an earnings release or material news or a material event relating to Harris & Harris Group occurs or (ii) prior to the expiration of the Lock-up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event.]

The following table shows the underwriting discounts to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional warrants. This offering will conform with the requirements set forth in Financial Industry Regulatory Authority Rule 2310. The sum of all compensation to the underwriters in connection with this offering of warrants, including the underwriting discount, will not exceed 10% of the total public offering price of the warrants sold in this offering.

	No Exercise	Full Exercise
Per Common Share	$	$
Total	$	$

Harris & Harris Group has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Certain underwriters may make a market in the warrants. No underwriter is, however, obligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of the underwriter. No assurance can be given as to the liquidity of, or the trading market for, the warrants as a result of any market-making activities undertaken by any underwriter. This prospectus supplement is to be used by any underwriter in connection with the offering and, during the period in which a prospectus supplement must be delivered, with offers and sales of the warrants in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.

In connection with the offering, [    ], on behalf of the underwriters, may purchase and sell warrants in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of warrants in excess of the number of warrants to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of warrants made in an amount up to the number of warrants represented by the underwriters’ overallotment option. In determining the source of warrants to close out the covered syndicate short position, the underwriters will consider, among other things, the price of warrants available for purchase in the open market as compared to the price at which they may purchase warrants through the overallotment option. Transactions to close out the covered syndicate short position involve either purchases of warrants in the open market after the distribution has been completed or the exercise of the overallotment option. The underwriters may also make “naked” short sales of warrants in excess of the overallotment option. The underwriters must close out any naked short position by purchasing warrants in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of warrants in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of warrants in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when [    ] repurchases warrants originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of warrants. They may also cause the price of warrants to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the [    ], or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering, excluding the underwriting discounts, will be approximately $[    ].

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representative may agree to allocate a number of warrants to underwriters for sale to their online brokerage account holders. The representative will allocate warrants to underwriters that may make Internet distributions on the same basis as other allocations. In addition, warrants may be sold by the underwriters to securities dealers who resell warrants to online brokerage account holders.

Certain underwriters may perform investment banking and advisory services for us and our affiliates from time to time, for which they receive customary fees and expenses. Certain underwriters may, from time to time, engage in transactions with or perform services for us and our affiliates in the ordinary course of business.

[Sales Outside the U.S.

No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, [    ] may arrange to sell securities in certain jurisdictions through an affiliate, [    ], or [    ]. [insert additional information as appropriate].

[INCLUDE OTHER JURISDICTIONS AS APPROPRIATE]]

[Additional Underwriter Compensation]

[to be provided as applicable]

The principal business address of [    ] is [    ].

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters by [    ].

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements as of [    ] and [    ] and for each of the years then ended included in the accompanying prospectus and this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the securities being offered by this prospectus supplement and the accompanying prospectus. The registration statement contains additional information about us and the securities being offered by this prospectus supplement and the accompanying prospectus.

We are required to file periodic reports, current reports, proxy statements and other information with the SEC. This information is available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at http://www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at (202) 551-8090. This information is also available free of charge by contacting us at Harris & Harris Group, Inc., 1450 Broadway, 24th Floor, New York, NY 10018, by telephone at (212) 582-0900, or on our website at http://www.hhvc.com.

INDEX TO FINANCIAL STATEMENTS

[Insert financial statements from most recent quarter]

Harris & Harris Group, Inc.

Warrants to Purchase Up to
[Type of Security]

[PRELIMINARY] PROSPECTUS SUPPLEMENT

[           ], 201[ ]